August 11, 2006

Lu Jiang'an
President and Principal Executive Officer
Principal Financial Officer and Principal Accounting Officer
Shanghai Yutong Pharma, Inc.
No. 2020 Huqingping Rd.,
Qingpu District,
Shanghai, 201702
China

> **Re:** **Shanghai Yutong Pharma, Inc.**
> **Form 10-SB**
> **File No. 0-51811**
> **Filed July 13, 2006**

Dear Lu Jiang'an:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business

Products
Qilisheng, page 1

1.   We note the 16.72% equity position in your business held by Beijing Deruitang. Please clarify whether Beijing Deruitang is entitled to the 16.72%

interest regardless of whether you derive revenues from the Qilisheng product. We note that you derived no revenues from the Deruitang product for the three months ended March 31, 2006.

2.   Please expand your discussion on the Beijing Deruitang contract to disclose the duration of the contract and any other terms that may materially impact your operations.

3.   We note from your disclosure on page 5 that in 2004 you entered into a marketing support agreement with Beijing Guoxin Company which granted them "the sole agency right to Qilisheng." Please revise to disclose the material terms of this agreement, to clarify what you mean by "agency right," and to file the agreement as an exhibit.

Research and Development, page 3

4.   Please quantify the costs associated with, and any agreements relating to, the licensing of your products mentioned here.

Intellectual Property, page 4

5.   Please expand to explain "Category 5 Chinese patent medicine" and to explain whether all your products bear this trademark.

Regulatory Environment, page 3

6.   We refer to the third paragraph in this section. To the extent that you are in the process of obtaining particular licensing, approvals and permits for specific products that are material to your operations, please so state. Please also disclose any material expiration dates or anticipated applications for renewal of any licensing, approvals or permits. Finally, please disclose whether you have received a certificate authorizing the sale of each of your products from the Ministry of Health.

7.   Please expand your disclosure relating to your status as a "wholly foreign owned enterprise" to discuss more specifically how that status impacts your operations. For example, expand to discuss how the laws for foreign owned companies differ from the laws for domestic Chinese companies.

Required Statutory Reserve Funds, page 5

8.   We note that your directors have discretion to set aside a portion of your after-tax profits for enterprise expansion funds, staff welfare and bonus funds and a

surplus reserve. Please quantify any reserve amount set aside for that purpose to date, and or explain the factors considered in determining the reserve amount going forward.

Item 2. Management's Discussion and Analysis and Plan of Operations

Results of Operations- Consolidated –Year Ended December 31, 2005 to 2004

9.   Please revise to explain the basis for your statement that you expect gross margins to improve through 2006.

Operating expenses, page 9

10.   Please expand to describe the types of "professional services" provided in exchange for stock and quantify the percentage of operating expense that consisted of stock based compensation.

Results of Operation – Consolidated – Three Months Ended March 31, 2006 to 2005

Operating Expenses, page 9

11.   Please expand to quantify the factors contributing to the 47% decrease in operating expenses for this period.

Liquidity and Capital Resources, page 11

12.   We note your disclosure that you had a loan with a balance of approximately $187,000 that was interest free with no specific repayment terms. Please revise to disclose the nature of this loan and why it is interest free.

13.   It appears from Note 5 of your financials that the interest rate on the China Merchant Bank loan ranges from 6.4% to 12% but that disclosure in the liquidity section indicates an interest rate of approximately 8%. Please reconcile your disclosure in the liquidity section so that the range of interest rate on the loan is consistent with that described in the financial statement notes.

Directors, Executive Officers, Promoters, and Control Persons, page 12

14.   We note in your Beneficial Ownership table on page 11 that the three persons listed are identified as directors and executive officers. Please tell us why you have not provided the Item 401 of Regulation S-B information for Zhang Wei.

15.   Please revise to describe the nature of the businesses at which the named officers and directors worked.

16.   We note your statement that the board shall consist of "a number set by the directors until changed…" Please revise to disclose that number.

Executive Compensation, page 13

17.   We note the reference in your liquidity and capital resources section on page 10 to an increase in stock compensation valued at $1,872,942 for the period ended December 31, 2005. Please tell us why you have not included the stock compensation awards in your executive compensation table.

Item 3. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure, page 16

18.   We note that a change in accountants has occurred recently. Please revise to comply with the disclosure requirements in Item 304 of Regulation S-B or advise us.

Recent Sales of Unregistered Securities, page 16

19.   Please tell us why you have not included the shares issued in exchange for professional services as mentioned on page 9.

20.   We note shares issued in the reverse merger referenced in your stockholders' Equity table on page 4 of the financials, and other issuances reflected in Note 6 of your financial statements. Please revise to include the required disclosure regarding these issuances here.

Financial Statements as of December 31, 2005 and 2004

Consolidated Statements of Operations and Accumulated Other Comprehensive Loss, page 3

21.   We note your breakdown of inventory costs included in cost of sales. This presentation appears to be a rollforward of your inventory accounts instead of a presentation of your cost of sales. Please remove the inventory breakdown from the face of the income statement.

Consolidated Statements of Cash Flows, page 5

22.   Tell us what consideration was given to presenting the amounts of cash inflows and outflows for your investing and financing activities on a gross rather than net basis. Reference is made to paragraph 11 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies

Research and Development, page 11

23.   Please tell us and disclose your basis for including all research and development costs in cost of sales.

Accounts Receivable, page 11

24.   Based on your disclosures, we note that you incurred a large charge for bad debt expense in 2004 and a significant portion of your accounts receivable were reserved for in 2004 and 2005. Tell us what consideration was given to expanding your MD&A to address the factors present that led to the significant allowance recorded. In addition, advise us how the collectibility criteria under SAB 104 were evaluated for those particular sales.

Note 5 – Long Term Debt, page 18

25.   Please disclose the amount of interest capitalized during the years presented in accordance with SFAS 34 paragraph 21.

Financial Statements as of March 31, 2006 and 2005

Use of Estimates, page 10

26.   Please include your representation that the interim financial statements include all adjustments which are necessary in order to make the financial statements not misleading as required by the instructions to Item 310 (b) of Regulation S-B.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Tom Flinn at (202) 551-3469, or Cecily LaMothe, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Branch Chief

cc (*via facsimile*): Michael Williams